Exhibit 99(a)(6)

GREATBATCH ACQUIRES 90.1% OF ENPATH

MEDICAL IN TENDER OFFER; ANNOUNCES

SUBSEQUENT OFFERING PERIOD

CLARENCE, NY — June 6, 2007 —Greatbatch, Inc. (NYSE: GB) today announced that its tender offer for all of the outstanding shares of common stock of Enpath Medical, Inc. expired, as scheduled, at 12:00 midnight, New York City time, on Tuesday, June 5, 2007. In the offer, approximately 5,790,211 shares of Enpath Medical common stock were validly tendered and not withdrawn (including approximately 437,345 shares delivered through notices of guaranteed delivery), representing approximately 90.1% of Enpath Medical’s outstanding shares. Greatbatch has accepted all shares that were validly tendered for payment pursuant to the terms of the offer and payment for those shares will be made promptly in accordance with the terms of the offer.

Greatbatch also announced a subsequent offering period for all remaining shares of Enpath Medical common stock to permit shareholders who have not yet tendered their shares the opportunity to do so. This subsequent offering period will expire at 12:00 midnight, New York City time, on Friday June 8, 2007, unless further extended. During the subsequent offering period, the same $14.38 per share cash consideration offered during the initial offering period will be paid and all shares validly tendered will be accepted and promptly paid for as they are tendered. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period except that (1) the guaranteed delivery procedures may not be used, and (2) shares tendered during the subsequent offering period may not be withdrawn.

Greatbatch expects to complete the acquisition of Enpath Medical through a short-form merger without a vote or a meeting of Enpath Medical’s shareholders, after which Enpath Medical will immediately become an indirect wholly owned subsidiary of Greatbatch. We expect the merger to occur on or about June 15, 2007. In the merger, each of the remaining shares of Enpath Medical common stock (other than shares in respect of which dissenter’s rights are validly exercised under Minnesota law) will be converted into the right to receive the same $14.38 in cash per share, without interest, that was paid in the tender offer.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and certain additional information is set forth in the Solicitation/Recommendation Statement of Enpath, copies of which are available by contacting Georgeson, the Information Agent for the tender offer, at 1-866-580-6912 toll free. The Dealer Manager for the tender offer is Banc of America Securities LLC.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The offer to buy shares of Enpath common stock is being made pursuant to a Tender Offer Statement filed by Greatbatch and its subsidiaries with the SEC on Schedule TO on May 8, 2007, as amended on May 30, 2007. A Solicitation/Recommendation Statement with respect to the offer was filed by Enpath with the SEC on Schedule 14D-9 on May 8, 2007 as amended on May 17 and May 31, 2007. Enpath shareholders are advised to read the Tender Offer Statement and the related Solicitation/Recommendation Statement. These documents contain important information that should be read carefully before any decision is made with respect to the offer. These documents are available to all shareholders of Enpath at no expense to them. These documents are available at no charge on the SEC’s web site at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from Georgeson, the Information Agent, at 1-866-580-6912 toll free.

About Greatbatch

Greatbatch, Inc. is a leading developer and manufacturer of critical components used in implantable medical devices and other technically demanding applications.

About Enpath Medical

Enpath Medical, Inc., headquartered in Plymouth, Minnesota, is a leader in the design, development, manufacture and marketing of percutaneous delivery systems and stimulation leads technologies. Its proprietary products include venous vessel introducers, articulating and fixed curve delivery catheters, epicardial and endocardial stimulation leads, and other products for use in pacemaker, defibrillator, catheter and infusion port procedures as well as neuromodulation markets. Its products, which are primarily finished goods, are sold worldwide through partnering relationships with other medical device companies.

Forward-Looking Statements

This press release contains forward-looking statements regarding the proposed transaction between Greatbatch and Enpath. These statements are based on current expectations, forecasts and assumptions. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond Greatbatch’s or Enpath’s control. Among other things, these factors include the risk that the merger will not be completed on a timely basis through a short-form merger. For a further list and description of risks and uncertainties associated with Greatbatch’s and Enpath’s businesses, see their reports filed with the SEC, including the “Risk Factors” section in each company’s most recent annual report on Form 10-K. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CONTACTS:	For Greatbatch, Inc. Anthony Borowicz Treasurer and Director, Investor Relations (716) 759-5809 tborowicz@greatbatch.com